SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 7, 2003

MetroGAS Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: October 7, 2003 By: ________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is note announcing the acceleration of Series C	4

EXHIBIT A

We would like to inform you that MetroGAS S.A. has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes due 2004 (the "Series C Notes"), announcing the acceleration of this Series. In accordance with Series C Notes issued pursuant the Supplemental Indenture Agreement (dated as of September 8, 1999), upon the request of at least 2/3 of the Series C Notes' bondholders, all interest and thereon and all other amounts payable under the Series C Notes are now due and payable. This action is being taken pursuant to and in accordance with Clause 13 of the Series C Notes. Furthermore, the Company is working with J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in the development of a restructuring plan.

Eugenia Gatti

Investor Relations